

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2023

Boxun Zhang
Chief Financial Officer
Room 2701-05, Tower A, Global Trade Center
36 North Third Ring Road, Dongcheng District
Beijing 100013
People's Republic of China

Re: Concord Medical Services Holdings Ltd
Form 20-F
Filed April 19, 2023
File No. 001-34563

Dear Boxun Zhang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services